Exhibit 99.1

Westport Fuel Systems Appoints New Director

~ Scott R. Mackie to join Board of Directors ~

VANCOUVER, Sept. 26, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPT / Nasdaq:WPRT) announced that Scott R. Mackie, President of Qualitor Inc.'s International Brakes Industries division—a leading diversified supplier of safety and wear parts for the automotive aftermarket—has been appointed to the Board of Directors of Westport Fuel Systems. In connection with this appointment, Dr. Dezso J. Horvath, one of Westport Fuel Systems' current directors, will step down from the Board.  Mr. Mackie's appointment and Dr. Horvath's resignation are effective from today, September 26, 2016.

"Scott joins us at an important time in the evolution of our company and his depth of experience in the automotive sector will provide additional strength to our Board," said Dr. Warren Baker, Chairman of the Board.

Mr. Mackie joined Qualitor in April 2016 and most recently served as vice president of business development and mergers and acquisitions for Navistar Inc. Prior to that, he was president and CEO of Weld Racing, a global leader in forged aluminum racing and street performance wheels. In addition, during a 30-year career with General Motors he held several senior executive leadership roles in North America and Europe including six years as general manager of ACDelco's global operations. He holds a Bachelor of Science in mechanical engineering from General Motors Institute (Kettering) and a Master of Business Administration from The University of Chicago.

"On behalf of the Board, I would like to thank Deszo for his energy, commitment and contributions to Westport Fuel Systems over the past 15 years," said Dr. Baker. "With his proven expertise, global recognition in strategy development, and his leadership of the Human Resources and Compensation Committee, he has made great contributions to the company's success and growth. We wish him well in his future endeavors."

About Westport Fuel Systems

Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Caroline Sawamoto, Manager, Investor Relations & Communications, Westport Fuel Systems, T 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 16:05e 26-SEP-16